SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized in Maine. The clients are located primarily in New England. The Company is exempt from provisions of SEC Rule 15c3-3, Customer Protection Reserves and Custody of Securities, since it does not hold client funds or securities.

Depreciation

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2015 and 2014 was $-0-.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

During the years ended December 31, 2015 and 2014, the Company did not incur any interest or penalties on its income tax returns. The Company's income tax returns are subject to possible examination by the taxing authorities. For Federal and State of Maine income tax purposes, the income tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those income tax returns.

Date of Management's Review

Subsequent events have been evaluated through February 23, 2016, the date that these financial statements were available to be issued.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. On October 1, 2015, the Company changed the platform of executing security transactions for managed accounts held at the Company. The Company ceased their commission based fee structure. The Company will be the introducing broker for these clients through Allegiance Financial Group, Inc., a related party, and will earn trading service income. The Company will still receive commissions for accounts that are not managed.

Trading Service Income

Trading service income are amounts earned from executing transactions on behalf of managed clients through Allegiance Financial Group, Inc., a related party, as an introducing broker. The trading service income is received on a quarterly basis based upon an estimate of fees associated with executing trades to total management advisory fees earned by Allegiance Financial Group, Inc. Management estimated 29% of the total management advisory income of Allegiance Financial Group, Inc. was associated with executing trades for the quarter ended December 31, 2015, the initial period of the new program.

Concentrations of Risk

A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

Advertising Costs

Advertising costs are charged to operations when incurred.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2015 and 2014, the Company paid to Allegiance Financial Group, Inc. a management fee of $192,185 and $181,340, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. The Company and Allegiance Financial Group, Inc. pay for expenses and are then reimbursed by the other entity for their proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. by the Company during the years ended December 31, 2015 and 2014 were $126,339 and $77,723, respectively. The total expenses reimbursed by Allegiance Financial Group, Inc. to the Company during the years ended December 31, 2015 and 2014 were $26,328 and $9,542, respectively.

The Company and Allegiance Financial Group, Inc. share a similar client base. Allegiance Financial Group, Inc. collected and remitted trading service income on behalf of the Company's clients. Trading service income for the quarter ended December 31, 2015 was $56,973. The Company did not earn any trading service income prior to October 1, 2015.

At December 31, 2015 and 2014, the related parties above in aggregate owed the Company $-0- and $30,808, respectively.

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company's deposits was $55,618 and the bank balance was $55,618. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$ 2,526
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name	–
Amount uninsured and uncollateralized	53,092
Total bank balance	$55,618

The uninsured and uncollateralized were held at Pershing and FINRA.

Allegiance Capital, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

CASH AND CASH EQUIVALENTS - RESTRICTED

The Company is required to maintain a $25,000 escrow fund with the clearing broker.